Exhibit 99.1

2Q 2012

Operating Performance

July 24, 2012

2Q Operating Performance

Consolidated Performance

- POSCO Operating Performance

2Q Key Business Activities Business Environment 2012 Business Plan

Figures provided in this presentation are based on unaudited financial statements of the Company. Certain contents in this presentaiton ar>e subject to change during the course of auditing process.

Income

Profitability boost in steel/trading resulted in stronger operating profit

Consolidated Performance

Revenue

Operating Profit

Net Profit

(in billion KRW)

Operating Margin

17,047 16,309 16,488 1,746 788 1,065 1,372

466 636 10.2%

4.8%

6.5%

8.0%

3.9%

2.8%

2011.2Q 2012.1Q 2012.2Q 2011.2Q 2012.1Q 2012.2Q 2011.2Q 2012.1Q 2012.2Q

(in billion KRW)

Revenue

Operating Profit

Net Profit

‘11.2Q

‘12.1Q

‘12.2Q

‘11.2Q

‘12.1Q

‘12.2Q

‘11.2Q

‘12.1Q

‘12.2Q

Steel?Support14,478 14,025

13,806

1,637

481

1,069

1,382

538

582

Trading

7,043

6,695

6,966

56

67

95

56

? 6

101

E&C

1,902

1,461

1,967

59

17

32

38

37

1

ICT

245

209

227

6

? 2

3

7

? 4

1

Energy

450

722

730

29

93

42

3

77

14

Chem?Mat’l402

604

586

35

18

37

28

10

23

? Based on aggregation of each sector

3/23

Financial Structure

Consolidated Performance

Assets and liabilities rose from domestic and overseas investments

Assets Liabilities Equity

(in billion KRW)

74,531 79,497 79,940 34,537 38,100 38,306 39,994 41,379 41,634

Liability to Equity

86.4%

92.1% 92.0%

13.9%

6.2%

4.5%

Return on Equity

2011.2Q 2012.1Q 2012.2Q 2011.2Q 2012.1Q 2012.2Q 2011.2Q 2012.1Q 2012.2Q

(in billion KRW)

Assets

Liabilities

Equity

‘11.2Q

‘12.1Q

‘12.2Q

‘11.2Q

‘12.1Q

‘12.2Q

‘11.2Q

‘12.1Q

‘12.2Q

Steel?Support65,696 69,801

70,456

22,069

23,836

23,992

43,628

45,965

46,464

Trading

10,934

12,452

12,612

8,716

10,075

9,745

2,218

2,377

2,867

E&C

7,343

9,055

9,286

4,389

5,784

6,027

2,955

3,271

3,259

ICT

670

857

893

423

547

581

247

310

312

Energy

2,799

3,090

3,292

2,120

2,250

2,394

679

840

898

Chem?Mat’l1,196

1,520

1,590

644

817

855

552

702

735

? Based on aggregation of each sector

4/23

Consolidated Performance

Summarized Statements of Income (in billion KRW)

2011. 2Q

2012. 1Q

2012. 2Q

QoQ(%)

Revenue

17,047

16,309

16,488

1.1

Gross Profit

2,671

1,678

2,184

30.2

(Gross Margin)

(15.7%)

(10.3%)

(13.2%)

Selling & Admin. Expenses

874

934

928

? 0.6

Other Operating Profit

? 51

43

? 191

Operating Profit

1,746

788

1,065

35.2

(Operating Margin)

(10.2%)

(4.8%)

(6.5%)

Share of Profit of

equity-accounted investees

35

17

? 5

Finance Item Gains

44

70

? 324

Foreign Currency Transaction

& Translation Gains

409

250

? 272

Net Profit

1,372

636

466

? 26.7

(Net Margin)

(8.0%)

(3.9%)

(2.8%)

Owners of the

Controlling Company

1,323

630

509

? 19.2

5/23

Consolidated Performance

Summarized Statements of Financial Position

(in billion KRW)

2011. 2Q

2012. 1Q

2012. 2Q

QoQ (%)

Current Assets

31,662

33,335

35,378

6.1

Cash Equivalents

7,973

8,087

8,401

3.9

Accounts Receivable

10,947

11,968

12,667

5.8

Inventories

11,454

11,488

11,498

0.1

Non-Current Assets

42,869

46,144

44,563

?

3.4

Other long-term

Financial Assets

6,022

5,495

4,554

? 17.1

PP&E

26,555

28,967

29,489

1.8

Total Assets

74,531

79,479

79,940

0.6

Liabilities

34,537

38,100

38,306

0.5

Current Liabilities

19,952

19,786

20,585

4.0

Non-Current Liabilities

14,586

18,314

17,722

?

3.2

(Interest-bearing Debt)

23,813

26,560

26,805

0.9

Equity

39,994

41,379

41,634

0.6

Owners of the

37,955

38,886

38,803

?

0.2

Controlling Company

Total Liabilities & Equity

74,531

79,479

79,940

0.6

? Cash equivalents: cash &-term cash financial assets

6/23

2Q Operating Performance

- Consolidated Performance

POSCO Operating Performance

2Q Key Business Activities Business Environment 2012 Business Plan

Production & Sales

POSCO Operating Performance

Production volume maintained QoQ while export ratio decreased

Crude Steel Production Finished Product Sales

(in thousand tons) (in thousand tons)

9,284 9,426 9,406 8,657 8,776 8,669

Export

Ratio

2011.2Q 2012.1Q 2012.2Q 2011.2Q 2012.1Q 2012.2Q

2011.2Q

2012.1Q

2012.2Q

Carbon

8,815

8,893

8,908

Steel

S T S

469

533

498

2011.2Q

2012.1Q

2012.2Q

Domestic

5,751

5,266

5,248

Export

2,906

3,510

3,421

Inventory

898

974

970

? Regular maintenance

- Pohang) #2-4 Converter (May 21~27), #2 Hot Strip Mill (Apr. 4~6)

- Gwangyang) #2 Blast Furnace Wall (May 11~12), #3 Hot Strip Mill (May 4~11), Plate Mill (Jun. 2~9), High-Mill (Apr. 25~29)

8/24

Sales by Product

POSCO Operating Performance

Sales of high value-added CR product went up driven by auto sheets

Auto/Transportation Home Appliances Shipbuilding

(in thousand tons)

1,923 1,930 1,981 633 544 666 1,132 881 838

2011.2Q 2012.1Q 2012.2Q 2011.2Q 2012.1Q 2012.2Q 2011.2Q 2012.1Q 2012.2Q

(in thousand tons)

2011.2Q

2012.1Q

2012.2Q

YoY

QoQ

Hot-Rolled

1,904

2,052

1,971

+3.5%

?3.9%

Plate*

1,648

1,644

1,501

?8.9%

?8.7%

Wire Rod

539

511

520

?3.5%

+1.8%

Cold-Rolled

3,305

3,352

3,411

+3.2%

+1.8%

Electrical Steel

246

231

240

?2.4%

+3.9%

S T S

441

485

449

+1.8%

?7.4%

Others

574

501

577

+0.5%

+15.2%

Total

8,657

8,776

8,669

+0.1%

?1.2%

* Includes HR Plate

9/24

Income

POSCO Operating Performance

Recorded double-digit operating margin on the back of improved export prices and input of low price raw materials

Revenue

Operating Profit

(in billion KRW) (in billion KRW)

10,032 9,460 9,223 1,496 422 1,057

Operating Margin

14.9% 4.5% 11.5%

2011.2Q 2012.1Q 2012.2Q 2011.2Q 2012.1Q 2012.2Q

? Product Price Trend

(thousand KRW/ton)

2011.2Q

2012.1Q

2012.2Q

QoQ

Carbon Steel Sales Price*

1,011

930

926

?0.4%

* Weighted average of domestic and export prices

10/24

Financial Structure

POSCO Operating Performance

Strengthened financial structure by redeeming bonds

Assets Liabilities Equity

(in billion KRW) (in billion KRW) (in billion KRW)

52,694 52,479 14,890 14,324 37,804 38,155 (Total)

+351

(Total)

?420

(Debt)

?566

„12.3/E 12.6/E Change „12.3/E 12.6/E Change „12.3/E 12.6/E Change

2011

12.1Q

12.2Q

From 11/E

Liability to Equity (%)

40.2

39.4

37.5

?2.7

Equity to Assets (%)

71.3

71.7

72.7

+1.4

? Redemption of domestic

11/24

2Q Operating Performance

- Consolidated Performance

- POSCO Operating Performance

2Q Key Business Activities

Business Environment 2012 Business Plan

Steel 2Q Key Business Activities

Lifted domestic sales ratio and export of premium products

Profitability Improvement

Domestic Sales

Sales to Large Customers

(Kt)

3,946 3,810

380

12.1Q 12.

Profitability out of Auto Total Sheets Export

12.1Q 12.

31% ?32%

Cost-saving

Progress to Target

57%

“Expanded domestic

- Developed more products with competitive edge through EVI activities

? Supply -high strength(1. ultra 5Gpa) galvanized steel for electric car of GM Korea

- Respond to low price HR imports with unassigned slabs

- Ramped up sales to large & long-term customers

“Enhanced export

- Operating margin from exports increased with robust export growth of automotive sheets & other high value-added products (+9.0% pt)

- Export ratio to less profitable regions incl. China and S.E.Asia decreased

? ‘12.1Q 76.3%? ‘12.2Q 74.

“612.9bn KRWcost saved (Cash Cost-based) in

- 2012 target 1,070.9 billion KRW

- Adjusted raw material mixing ratio and reduced purchased-energy cost

Domestic ratio” Sales of Carbon Steel (Kt) 5,045 5,039

60.8% 61.4% Domestic Ratio

12.1Q 12.2Q

Auto Sheets Export (Kt) 1,109 1,078

12.1Q 12.2Q

2 %Cost-Saving Result

1H” 408.4 (in billion KRW)

74.3 63.2

36.8 30.2

Raw Maintenance Energy Expenses Outsourcing Materials

13/24

Steel
2Q Key Business Activities

Expanded global steel production bases

Steel Project

Upstream

Capacity(Mt)


51
40
2012
2015(F)

"Domestic/overseas capacity expansion"

Region	Facility	Capacity	Completion
Pohang	#3 Finex	2Mt	Dec.'13
Indonesia	Blast Furnace	3Mt	Dec.'13
Brazil	Blast Furnace	3Mt	Aug.'15
Vietnam*	Electric Furnace	1Mt	Jul. '14

** Project led by POSCO Specialty Steel*

· Progress in electrical works: #3 Finex 11%, Indonesia mill 27%



Indonesia Mill (Blast Furnace)

Downstream

Overseas Capacity('15)

+ 3,250 Kt

"Expansion mainly in emerging markets"

- India CGL completed in May '12

· Produce automotive galvanized steel (450Kt/yr)

- Target regions with growing demand

Region	Product	Capacity(Kt)	Completion
China	Auto	450	Dec.'12
India	Electrical	300	Oct.'13
Turkey	STS CR	200	Apr.'13



India CGL

14/24

2Q Key Business Activities

Energy

Widened business horizon to secure future growth engines

Energy Business Portfolio

Up-Stream

Production(F)

PNG 183bn ft^3/yr

SNG 500Kt/yr

"Development and sales of energy resources"

- Myanmar offshore gas field (progressed 83%, production starts from May'13)
  - ·Signed long-term supply contract with CNPC* (30yrs)
- Gwangyang SNG plant (completed in Jun.'14)
  - ·Supply environment-friendly energy source using low grade coal



SNG Plant (Gwangyang)

Mid-Stream

Power Generation(MW)


5,870
3,220
2011
2015(F)

Domestic + 650 MW

Overseas + 2,000 MW

"POSCO Energy expands power business globally"

- First enter with POSCO's steel business and seek more opportunities afterwards

	Region	Capacity	Completion
Residual gas	Indonesia	200MW	by 2013
Coal-fired	Indonesia	600MW	by 2015
	Vietnam	1,200MW	by 2015



Residual Gas Power Plant (Indonesia)

Down-Stream

2011 Sales 97bn KRW

2012(F) 199bn KRW

"Sales of Fuel Cell"

- 27 plants(51.2MW) in 18 sites currently in operation
- Develop small-sized fuel cell for buildings and ships



Fuel Cell Power Plant (Nowon, Seoul)

* CNPC: China National Petroleum Corporation

15/24

Materials

2Q Key Business Activities

Achieved competitiveness backed by steel technology

Harvesting in Materials Business

Carbon Mat'l

Capacity by '14

- Needle coke: 60Kt/yr
- Isotropic coke: 40Kt/yr
- Isotropic graphite block: 3.6Kt/yr

○ **"Penetrated into carbon materials market utilizing steel-making byproducts"**

- **Needle coke and isotropic graphite block**
  - · Pursue JV with Mitsubishi Chemical/Corporation, Tokai Carbon
  - · Needle & isotropic coke plants, construction starts in 2H'12, scheduled to complete in 2014
- **R&D on anode materials using artificial graphite**



Needle Coke and Isotropic Graphite Block

Energy Mat'l

ESM's Domestic Capa. of Cathode Mat'l


(t/yr)
1,800
3,000
2011
2012(F)

○ **"Technology development on Lithium and production of cathode materials"**

- **Developed technology of directly extracting lithium from salt water**
  - · Demo plant scheduled by 2012/E in Chile
- **Signed agreement on producing cathode materials with Bolivia (Jul.'12)** · Collaboration with POSCO ESM



Maricunga Saltlake (Chile)

Non-ferrous Alloy

Mg Ingot Capacity


(Kt/yr)
Domestic Demand
13
10
20
Import Substitution
2013(F)
2014(F)

○ **"Entered high value-added materials business"**

- **High purity FeSi plant (35.5Kt/yr, completed in Apr.'13)**
  - · Stable supply of materials for silicon steel
- **Mg sheet plant in operation (Suncheon), smelting plant to be completed in Gangneung by Jul/E.'12**



Mg Smelting Plant (Gangneung, Korea)

16/24

Subsidiaries Key Activities

2Q Key Business Activities

Steel	• **POSCO Specialty Steel: Penetrated into Vietnamese market** - Construction of electric arc furnace and section steel/rebar rolling mill(1Mt/yr) started (finished by Jul.'14)
Trading	• **Daewoo International: Increased overseas sales of POSCO steel products and enhanced financial structure** - Sold 1.94 Mt of POSCO products in overseas market (1H 2012, YoY +42%) - Overseas CB converted and disposed non-core assets (Liabilities ratio △94%pt, QoQ)
E&C	• **POSCO E&C: Took more orders despite slow market** (+1.7 trillion KRW, QoQ) - Total orders worth 4.2 tr KRW including Chile Castilla Power Plant (1.9 tr KRW), Ansan CCPP*(0.7 tr KRW) - Increased projects outside the group (Businesses within POSCO Group: 2011 36% → 1H 2012 20%)
ICT	• **POSCO ICT: Continued to grow globally based on group-wide projects** - More overseas projects including PSD* project for Subway Line3 in Sao Paolo (1H 2011, 12%→ 1H 2012, 23%)
Energy	• **POSCO Energy: Increased sales by 63%, operating profit by 36% YoY** - Utilization rate of power plants went up contributed by highly-efficient new power plants in full operation, reflecting effect of nuclear power plant accident, and maintenance of other privately-run power plants ('11.2Q, 49.75% → '12.2Q, 60.33%)
Chem & Mat'l	• **POSCO CHEMTECH: Started supply of secondary battery anode materials using natural graphite to LG Chem** - Sales of anode materials for small batteries used for electric machine tool and other products (May '12) • **POSCO M-TECH: Operating profit +29% YoY, continued to pursue new projects** - Profits improved from cost-saving by increasing use of low price raw materials for Al deoxidizer and localization of building packaging facility - Started construction of high-purity alumina plant in Mokpo Daebul Industrial Complex (Apr.'12)

*PSD : Platform Screen Door, *CCPP : Combined Cycle Power Plant

17/24

2Q Operating Performance

- Consolidated Performance

- POSCO Operating Performance

2Q Key Business Activities

Business Environment

2012 Business Plan

Global Steel Market Business Environment

Chinese steel market is forecast to slightly rebound from 3Q as bottom

?Manufacturing PMI hovered baseline 50, and steel industry PMI neared 50

?Government policy to boost economy will rejuvenate manufacturing and steel industries after 3Q

Despite slow demand in Europe, 3% annual demand growth is

expected thanks to sound demand in emerging markets and

U.S. economic recovery

?U.S. expects high demand growth in 2H with manufacturing industry picking up

< China s Manufacturing &< Steel Demand Outlook PMI >>

( million tons)

55.7 Manufacturing 2009 2010 2011 2012

YoY

53.1 PMI

51.0 U.S. 59 80 89 94 6%

50.5 53.3 50.4 50.2

50 EU 120 145 153 145 ?5%

49.3 48.8 49.2 China 551 588 624 646 4%

47.9 India 58 65 68 73 7%

Steel PMI

42.8 Russia 25 36 41 42 2%

‘12.1 2 3 4 5 6 World 1,140 1,301 1,373 1,413 3%

* China Federation of Logistics and Purchasing(CFLP) * World Steel Association, POSRI

19/24

Production forecast to decrease in 3Q, QoQ due to seasonality while annual Auto performance will maintain YoY

?Production (thousand units): ?4,657 4,272 ?(11) 4,645 (10) (12) ( 12. 1Q:

Construction investment will slightly rebound backed by recovery in private Construction construction market although civil engineering sector will struggle

?Construction investment (%, YoY): ?3.7 (10)??5.0 (11)?1.3 (12) ( 12. 1Q: 1.

Continuous downward trend expected in 3Q shipbuilding volume due to reduction in new orders Shipbuilding

?Building (million GT): 32. ? 4 35 (10) .5? (11) 34.8 (12) : 10.( 12 0 / 2Q : 9.3 / 1Q 3Q : 7.8)?Orders (million GT): 28. ? 8 25 (10) .5? (11) 14.1 (12) : 3.3( 12 / 2Q : 2.5 / 1Q 3Q : 3.6)

Domestic Steel Market Business Environment

3Q demand expected to rise YoY despite sluggish demand industries

* POSRI(Jul. 2012)

(thousand tons) < Steel Demand and Supply Outlook >

2010 2011 2012

1Q 2Q 3Q

YoY

Nominal Consumption 52,390 56,391 56,950 13,780 14,350 13,500 +2.7%

Export 24,881 29,091 30,980 7,567 7,950 7,900 +5.1%

Production 65,942 72,283 74,900 18,113 18,800 18,300 +4.8%

Import 11,329 13,199 13,030 3,234 3,500 3,100 ?2.8%

Incl. Semi-product 25,090 23,121 21,580 5,432 5,650 5,150 ?7.6%

* POSRI(Jul. 2012)

20/23

“3Q Price: Fine Ore FOB U$

Weak prices are forecast in short of momentum

to lift up prices and diminished iron ore trading

due to ongoing Eurozone crisis and weaker-

than-expected effect of

Raw Materials Business Environment

Iron Ore Coal

2 Q

2 Q

3 Q

3 Q

Spot price decreased due to ailing demand industries and weak steel prices

(Apr. $150 $136/ton) Jun.

Marginally increased from lingering BMA strike and conclusion of 3Q benchmark price negotiation despite weak demand (Apr. $214?Jun. $223/ton)

“3Q Price: HCC U$225/ton(9.

Despite slow steel industry, premium HCC price is forecast to be moderate in short supply

Relatively in better supply situation, semi-soft coal growth price is expected policy to decrease, which will widen price gap among coal types

Iron Ore Spot Price

($/ton) ($/ton) 179 308 173 178

273 307 298

175 150 236 147

142 142 138 252 221 222 223 151 136 216 214 229 209 137 138 2011 2011 2011 2012 2012 2011 2011 2011 2012 2012 Jun Sep Dec Mar Jun Jun Sep Dec Mar Jun

*Platts 62%Fe IODEX CFR China (Monthly avg.) *Platts HCC Peak Downs FOB Australia (Monthly avg.)

21/24

21/24

Stainless Steel

Business Environment

Sales

2Q

- **Although market price declined caused by global economic recession, downward trend has stabilized recognizing the bottom**
  -Major market prices remained stable after May end

3Q

"Market will pick up after Aug. vacation season "

- **Supply/demand situation will improve supported by mills' efforts for production cut and repurchasing move by customers who have reduced inventories**
  -Chinese and Taiwanese peers lowered June and July utilization rate to 70%

Raw Materials

2Q

- **Ni: EU fiscal crisis and delayed recovery in China and U.S. have caused continuous drop in price**
- **Cr: Price rose from suppliers' volume cut due to cost hike such as electricity cost increase in S.Af**

3Q

"Ni price will remain stable, Cr price will go down"

- **Ni: Despite pressure for price cut, limited possibility to be realized as current price has reached BEP level**
- **Cr: Lower price is forecast due to suppliers' improved profitability from weak forex rate**

STS CR Price


($/ton)
Europe 3,630
Korea 3,520
China 3,050
3,130
3,080
3,020
3,050
3,020
2,970
2,780
2,800
2,720
2,680
2,480
2,500
2011. 3Q
2011. 4Q
2012. 1Q
2012. 2Q
2012. 3Q

Nickel & Chrome Price


(in thousand $/ton)
Nickel
26.9
24.3
22.1
18.3
19.7
17.2
17.0
Chrome
2.9
3.2
2.8
2.8
2.7
3.2
2.9
2011. 1Q
2011. 2Q
2011. 3Q
2011. 4Q
2012. 1Q
2012. 2Q
2012. 3Q

* Ni : LME Nickel price (quarterly average),
Cr : Japanese quarterly benchmark price

22/24

2Q Operating Performance

- Consolidated Performance

- POSCO Operating Performance

2Q Key Business Performance

Business Environment

2012 Business Plan

2011 2012

Revenue (in trillion KRW) 68.9 70.4

- POSCO Revenue () 39.2 37.5

Crude Steel Production (in million tons) 37.3 38.3

Product Sales () 34.5 35.4

Investment (in trillion KRW) 8.1 8.7

- POSCO Investment () 5.7 4.2

2012 Business Plan

Preemptively respond to crisis and tighten budget group-wide

These data represent the company’s internal targets and

24/24

2Q 2012

Operating Performance

July 24, 2012